Exhibit 99.8

Second Quarterly Report

Economic Outlook,

2009/10 Financial Update

&

Six Month Results

April — September 2009

National Library of Canada Cataloguing in Publication Data

British Columbia.

Budget and fiscal plan. — 2002/03/2004/05-

Annual

Also available on the Internet.

Continues: British Columbia. Ministry of Finance and

Corporate Relations. Budget ... reports. ISSN 1207-5841

ISSN 1705-6071 = Budget and fiscal plan — British Columbia.

1. Budget — British Columbia — Periodicals. 2. British

Columbia — Appropriations and expenditures — Periodicals.

I. British Columbia. Ministry of Finance. II. Title.

HJ12.B742 352.48’09711’05 C2003-960048-3

TABLE OF CONTENTS

2009/10 Second Quarterly Report	November 27, 2009

Summary	1

Part One: Updated Financial Forecast

Introduction	3

Revenue	5

Expense	6
Contingencies	6
Spending pressures	6

Provincial capital spending	7
Accelerated Infrastructure Update	7

Provincial debt	8

Risks to the 2009/10 outlook	9
Tables:
1.1 September Update 2009 and Quarterly Report Forecasts	3
1.2 2009/10 Forecast Update	4
1.3 2009/10 Notional Allocations to Contingencies	6
1.4 2009/10 Capital Spending Update	7
1.5 2009/10 Provincial Debt Update	8

Part Two: Economic Review and Outlook

Summary	11

Comparison to private sector forecasts	11

British Columbia economic developments	12
External trade	13
Labour market	13
Demographic developments	14
Domestic demand	14
British Columbia economic outlook	16

Risks to the outlook	16

External environment	16
United States	16
Canada	19

Second Quarterly Report 2009/10

Table of Contents

Financial markets	21
Commodity markets	23

Tables:
2.1 British Columbia Economic Indicators	12
2.2 Private Sector Canadian Three Month Treasury Bill Interest Rate Forecasts	22
2.3 Private Sector Canadian 10-year Government Bond Interest Rate Forecasts	22
2.4 Private Sector Exchange Rate Forecasts	23

Topic Box:
Provincial Economic Accounts Update	25

Appendix	27

Second Quarterly Report 2009/10

ii

SUMMARY

2009/10 Second Quarterly Report	November 27, 2009

	Actual	September	Updated
($ millions)	2008/09	Update	Forecast	Variance
Revenue	38,328	37,608	37,376	(232)
Expense	(38,250)	(40,133)	(40,026)	107
Surplus (deficit) before forecast allowance	78	(2,525)	(2,650)	(125)
Forecast allowance	—	(250)	(125)	125
Surplus (deficit)	78	(2,775)	(2,775)	—

Capital spending:
Taxpayer-supported capital spending	3,778	4,729	4,698	(31)
Total capital spending	5,540	7,434	7,970	536
Provincial Debt:
Provincial government direct operating debt	6,455	8,250	7,832	(418)
Taxpayer-supported debt	26,446	30,593	30,198	(395)
Total debt	38,014	42,332	42,389	57
Taxpayer-supported debt to GDP ratio	13.3%	16.2%	16.1%	-0.1%
Total debt to GDP ratio	19.1%	22.4%	22.6%	0.2%

Economy showing signs of stability

•                  While private sector forecasters have slightly downgraded their average outlook for BC in 2009 since September Update 2009, data from recent months indicate that BC’s economy has begun to stabilize following the rapid declines that occurred in late 2008 and early 2009.

BC’s economy begins to stabilize after rapid declines

Sources: Global Insight, BMO, Scotiabank, RBC, TD and CIBC

*  For January the full Economic Forecast Council  was at 0.0; Ministry of Finance was at -0.9

•                  The reduction in private sector forecasts is due to several factors, including continued slow demand from the severely weakened US economy, a stronger Canadian dollar and a weaker than expected performance from BC’s forestry sector.

•                  Over the last three months, the private sector outlook for BC in 2009 has fallen slightly from a 1.9 per cent decline to a 2.3 per cent decrease. However, the outlook in 2010 has improved from growth of 2.5 per cent to growth of 2.8 per cent.

Private sector outlook for BC improves in 2010

Sources: Global Insight, BMO, Scotiabank, RBC, TD and CIBC

•                  Despite the change, private sector forecasts are still much stronger than the government’s September Update 2009 forecast of a 2.9 per cent contraction in 2009 and growth of 1.9 per cent in 2010.

•                  Private sector forecasters now expect BC’s real GDP growth in 2010 to be the highest among all provinces.

BC’s 2010 GDP growth forecast highest among provinces

Sources: BMO, TD, Scotiabank, RBC, CIBC, Global Insight as of November 18, 2009

Second Quarterly Report 2009/10

Summary

•                  In preparation for Budget 2010, the Minister of Finance will meet with members of the independent Economic Forecast Council in early December 2009 to obtain their views on the economic outlook.

Government’s fiscal situation also beginning to stabilize

•                  Government’s bottom line is unchanged since the September Update 2009, reflecting the signs of stability in economic conditions and government’s continued commitment towards managing its costs.

•                  A $232 million decline in revenue projections was offset by $107 million in lower spending and a $125 million reduction in the forecast allowance. The reduction in revenue was primarily due to lower personal and corporate income tax revenue, reflecting weaker 2008 tax assessments.

2009/10 bottom line forecast unchanged from September

•                  Total capital spending is forecast to be $536 million higher than the September Update 2009 forecast, reflecting a $567 million increase in commercial Crown corporation spending mainly due to BC Hydro’s purchase of a one-third interest in the Waneta Dam.

•                  Since September Update 2009 an additional $1.0 billion in new accelerated infrastructure projects has been approved, bringing the total commitment up to $4.4 billion. British Columbia has negotiated $811 million in funding from the federal government for accelerated infrastructure projects to date.

•                  Total debt is up $57 million since the first quarter projections, mainly due to increased borrowing by BC Hydro for the Waneta Dam purchase, partially offset by lower direct operating debt (reflecting recent strong land tenure sales), reduced Columbia River power project requirements and the lower forecast allowance.

•                  The taxpayer-supported debt to GDP ratio is projected to be 16.1 per cent at the end of the fiscal year, slightly lower than the 16.2 per cent projection in September Update 2009.

Risks to the 2009/10 forecast

•                  The major risks to the 2009/10 forecast stem from changes to the main revenue bases that are dependent on economic growth in BC and its trading partners, commodity prices, exchange rate fluctuations, and 2008 income tax results reported by the Canada Revenue Agency.

•                  Risks to BC’s economic outlook include a double-dip recession originating in the US, slower global demand for BC products, a Canadian dollar valued above the latest forecast, and further weakness in the US dollar resulting in significant disruptions to global financial and commodity markets.

•                  Changes to planning assumptions, such as utilization or demand rates for government services in the health care, education, or community social services sectors, represent the main spending risks.

•                  These risks, as well as further government spending initiatives and the potential impact of accounting policy changes, are covered by the $500 million Contingencies Vote and the $125 million forecast allowance.

Second Quarterly Report 2009/10

PART ONE — UPDATED FINANCIAL FORECAST

2009/10 Second Quarterly Report	November 27, 2009

Introduction

Table 1.1    September Update 2009 and Quarterly Report Forecasts

	September	Second
	Update	Quarterly
($ millions)	2009	Report
Revenue	37,608	37,376
Expense	(40,133)	(40,026)
Surplus before forecast allowance	(2,525)	(2,650)
Forecast allowance	(250)	(125)
Surplus	(2,775)	(2,775)

Government’s projected bottom line is unchanged since September Update 2009. While revenue projections have declined by $232 million since September, the decline was partially offset by $107 million in spending reductions as government continues to manage its costs. Due to the stabilizing economic situation and as the government is at the mid-point of its fiscal year, the forecast allowance has been reduced by half to $125 million.

Total capital spending is forecast to be $7.97 billion in 2009/10, $536 million higher than the September Update 2009 forecast, reflecting a $31 million reduction in taxpayer-supported capital spending mainly due to project timing, and a $567 million increase in commercial Crown corporation capital spending mainly due to BC Hydro’s purchase of one-third ownership interest in the Waneta Dam generating facility near Trail.

Since September Update 2009 an additional $1.0 billion in new accelerated infrastructure projects has been approved, bringing the total commitment up to $4.4 billion compared to the $3.4 billion in accelerated infrastructure investments detailed in September Update 2009. These projects are cost-shared between the provincial, federal and local governments as well as third parties. British Columbia has negotiated $811 million in funding from the federal government for accelerated infrastructure projects to date.

Chart 1.1 2009/10 bottom line forecast unchanged from September

Second Quarterly Report 2009/10

Updated Financial Forecast

Total debt is up $57 million since the first quarter projections, mainly reflecting increased borrowing by BC Hydro, partially offset by lower direct operating debt, reduced Columbia River power project requirements and the reduction in forecast allowance.

The taxpayer-supported debt to GDP ratio is projected to be 16.1 per cent at the end of the fiscal year, slightly lower than the 16.2 per cent projection in September Update 2009.

Despite prudence in the current projections, there are a number of risks to the 2009/10 forecast, including further changes to the economic outlook, volatile commodity prices and demand pressures in health, education and social services.

The main changes to the fiscal plan are summarized in Table 1.2.

Table 1.2    2009/10 Forecast Update

	Q2	Updated
($ millions)	Updates	Forecast

2009/10 deficit – September Update (September 1, 2009)		(2,775)

Revenue changes:
Personal income tax – base	(84)
Personal income tax – prior-year adjustment	(121)
Corporate income tax	(41)
Social service tax	(80)
Hotel room tax	(11)
Property transfer tax	95
Forests	(73)
Natural gas royalties	(113)
Sales and leases of Crown land tenures	73
Coal, metals and minerals	80
Other energy sources	18
Federal government contributions	43
All other taxpayer supported sources	7
Commercial Crown agencies operating results:
BC Hydro – mainly reduced electricity trade income	(60)
ICBC – mainly higher investment income	31
Other commercial Crown agencies changes	4
Total revenue changes		(232)

Forecast allowance updates		125

Less : expense increases (decreases):
CRF changes:
Lower estimates for Free Crown Grants	(10)
Lower MOPD interest costs – mainly due to reduced direct operating debt levels	(3)
Self-insurance claims liability adjustment	(15)
Changes in self-funded spending by SUCH sector and service delivery agencies:
School districts	4
Post secondary institutions - mainly due to revised operating cost estimates	(15)
Health authorities and hospital societies - primarily budget management measures	(41)
Service delivery agencies	(27)
		(107)
Net change		—
2009/10 deficit – second Quarterly Report		(2,775)

Second Quarterly Report 2009/10

Updated Financial Forecast

Revenue

The 2009/10 revised revenue forecast incorporates year-to-date results for the first six months, updated personal and corporate income tax assessment information from the federal government for 2008 and prior years, and revised forecasts from ministries, the federal government, service delivery agencies and commercial Crown corporations.

Revenue in 2009/10 is projected to be $37.4 billion, $232 million lower than the September Update 2009 forecast primarily due to a $246 million reduction in personal and corporate income tax revenues that reflects weak 2008 income tax returns. Revenue declines in natural gas royalties, forests, BC Hydro net income and miscellaneous sources are offset by improvements in other natural resource revenues, investment earnings, federal transfers and ICBC results. The main changes for 2009/10 are:

•                  Personal income tax revenue is down $205 million including a $121 million prior-year adjustment due to weaker 2008 tax assessment reports. The lower 2008/09 base resulted in an additional $84 million decline in 2009/10.

•                  Corporate income tax revenue is down $41 million due to reduced tax assessment results for 2008 and prior years, partially offset by higher federal government instalments.

•                  Revenues from social service and hotel room taxes are down $80 million and $11 million, respectively, due to weaker year-to-date collections. These losses are more than offset by a $95 million improvement in property transfer tax revenue reflecting a stronger-than-expected domestic housing market.

•                  Forests revenue is down $73 million as the prevailing effects of weak lumber and US housing markets, the beetle infestation and a higher Canadian dollar result in lower Crown harvest volumes, stumpage rates and US softwood lumber exports.

•                  Natural gas royalties are forecast to be down $113 million reflecting a 12.3 per cent decline in the average natural gas price, partially offset by higher volumes. Natural gas prices have been weak throughout the year due to relatively low demand and increased supply. As of November 13, 2009 US storage levels of natural gas were 12.3 per cent above the five-year average and up 10.0 per cent annually.

•                  Revenue from other energy, metals and minerals is expected to be up $171 million mainly due to the effects of higher coal, metal and electricity prices and stronger bid prices for sales of Crown land tenures.

•                  Federal contributions are expected to be up $43 million reflecting a $33 million increase in transfers to the BC Housing Management Commission in respect of federal stimulus funds. This increase in federal stimulus funding is offset by an equal increase in expense. Health and social transfers are also up $15 million mainly due to improved prior-year entitlements.

•                  In total, commercial Crown corporation net income projections decreased by $25 million since the September Update 2009 forecast, primarily due to:

•                  a $60 million reduction in BC Hydro’s expected results mainly due to lower electricity trade income reflecting reduced power demand, lower energy prices and weaker inter-regional price spreads; and

•                  a $31 million increase in ICBC’s expected results during government’s 2009/10 fiscal year mainly due to higher investment income as a result of improvements in financial markets, partially offset by higher expected costs to settle outstanding claims from prior years.

Tables A.2 and A.5 provide more details on the revenue forecast and assumptions.

Second Quarterly Report 2009/10

Updated Financial Forecast

Expense

The total expense forecast of $40.0 billion is $107 million less than budget, reflecting $28 million in projected savings in the consolidated revenue fund (CRF) and $79 million in lower externally-funded spending by the SUCH sector and service delivery agencies.

CRF savings include lower estimates for free Crown grants (down $10 million), a $3 million reduction in interest costs mainly due to lower direct operating debt levels, and a $15 million downward adjustment to the claims liability for government’s self-insurance program.

Change to projections of externally-funded spending by the SUCH sector and service delivery agencies include:

•                  school districts, up slightly by $4 million;

•                  post secondary institutions, down $15 million due to revised operating cost estimates;

•                  health authorities, down $41 million reflecting budget management measures, including implementation of efficiency and cost-saving initiatives, and the sale of surplus property to central government; and

•                  service delivery agencies, down $27 million due to a number of agencies reporting minor adjustments, such as Community Living BC (down $5 million), Canadian Blood Services (down $6 million), Oil and Gas Commission (down $5 million) and BC Pavilion Corporation (down $4 million).

Tables A.3, A.4 and A.6 provide more details on the expense forecast and assumptions.

Contingencies

Table 1.3    2009/10 Notional Allocations to Contingencies

($ millions)
2010 Olympics – contingency allocation	69
Gaming grants	29
Subtotal notional allocations	98
Unallocated contingencies	402
Total contingencies	500

As part of the funding envelope that supports the cost of staging the 2010 Olympic and Paralympic Winter Games, government is maintaining its $69 million contingencies allocation to address cost uncertainties in areas related to staffing and hosting the Games.

Additionally, government has allocated almost $29 million in contingencies access to ensure an appropriate amount of gaming grants are available to continue support of community programs.

Spending pressures

Cost pressures totaling approximately $16 million have been identified in health authorities as they continue to work towards their budget targets.

Government is also addressing and expects to mitigate corporate pressures in the areas of shared services and long term disability.

Ministries continue to work to manage pressures within existing budgets with the delivery of core services continuing to be a high priority. Additional funding may be provided from contingencies or other sources.

Second Quarterly Report 2009/10

Updated Financial Forecast

Provincial capital spending

Table 1.4    2009/10 Capital Spending Update

($ millions)	Q2 Updates	Updated Forecast

Capital spending – September Update (September 1, 2009)		7,434

Taxpayer-supported changes:
K–12 schools – timing of capital spending	(6)
Post-secondary education – timing of self-financed projects	19
Health – timing of capital spending	(2)
BCTFA – timing of capital spending	(22)
BC Place rejuvenation project – timing of capital spending	(49)
Other – includes timing of capital spending on housing and corrections projects and capital spending contingencies	29
Total taxpayer-supported		(31)

Self-supported changes:
BC Hydro – mainly purchase of one-third ownership in Teck Resources Limited’s Waneta Dam and generating facility	720
Columbia River power projects – postponement of the Waneta expansion hydroelectric project	(140)
Other	(13)
Total self-supported		567
Total changes		536
Capital spending – second Quarterly Report		7,970

Total capital spending is forecast to be $7.97 billion in 2009/10, $536 million higher than the September Update 2009 forecast, (see Tables 1.4 and A.8):

•                  Taxpayer-supported capital spending is down $31 million, mainly reflecting timing of capital spending for projects in the transportation, housing, corrections and K–12 education sectors, as well as timing of spending for the BC Place rejuvenation project, partially offset by higher than expected spending for self-financed projects in post-secondary institutions and an increase in capital spending contingencies.

•                  Commercial Crown corporation capital spending is up $567 million, mainly reflecting BC Hydro’s purchase of one-third ownership interest in Teck Resources Limited’s Waneta Dam and generating facility near Trail, partially offset by postponement of the Columbia Power Corporation/Columbia Basin Trust’s plan to construct a new facility downstream of the Waneta Dam.

Significant capital projects (those with multi-year budgets totaling $50 million or more) are shown in Table A.9.

Accelerated Infrastructure Update

Since September Update 2009 an additional $1.0 billion in new accelerated infrastructure projects has been approved. Combined with the $3.4 billion in accelerated infrastructure investments detailed in September Update 2009, a total of $4.4 billion has been committed to accelerated infrastructure investments across British Columbia. This will create an estimated 28,000 direct jobs in the construction industry over the life of the projects(1).

(1) Investments in construction projects generate approximately 6.4 direct jobs per million dollars invested (source: BC Stats, March 2009).

Second Quarterly Report 2009/10

Updated Financial Forecast

The $4.4 billion in accelerated infrastructure investments are cost-shared between the provincial, federal and local governments as well as third parties. British Columbia has negotiated $811 million in funding from the federal government for accelerated infrastructure projects to date. The province has contributed $2.5 billion, with the remainder of $1.1 billion being provided by local governments and other third parties.

The additional $1.0 billion in accelerated infrastructure spending since September Update 2009 includes investments in housing renovations, communities and the Northwest Transmission Line. Discussions with the federal government are ongoing, and it is expected that further cost-shared infrastructure stimulus investments will be agreed to in the coming months.

Provincial debt

Table 1.5    2009/10 Provincial Debt Update

	Q2	Updated
($ millions)	Updates	Forecast

Provincial debt – September Update (September 1, 2009)		42,332

Taxpayer-supported changes:
Government operating – mainly cash (bonus bids)	(418)
Education facilities – mainly updated capital spending	1
Health facilities – mainly updated capital spending	(10)
Transportation – mainly updated capital spending	13
Other changes	19
Total taxpayer-supported		(395)

Self-supported changes:
BC Hydro – mainly due to purchase of one-third interest in Waneta Dam	726
BC Transmission – impact of working capital changes	5
Columbia River power projects – mainly Waneta expansion project postponement	(175)
Transportation Investment Corporation – impact of timing of capital spending	21
Total self-supported		577
Forecast allowance – reduction to match income statement		(125)
Total changes		57
Provincial debt – second Quarterly Report		42,389

The government and its Crown corporations borrow to finance construction of capital projects or other investments, to refinance maturing debt and to finance working capital needs.

Total provincial debt is projected at $42.4 billion at March 31, 2010, $57 million higher than the September Update 2009 (see Tables 1.5 and A.10):

•                  Taxpayer-supported debt of $30.2 billion is $395 million lower than the September Update 2009. The decrease reflects the improved cash position relating to the bonus bids and updated capital spending.

•                  Self-supported debt of $12.1 billion, mainly incurred to finance power generation and distribution projects throughout the province, is up $577 million from the September Update 2009 mainly reflecting the purchase of a one-third interest in the Waneta Dam.

•                  Total provincial debt includes a $125 million borrowing allowance to mirror the operating statement forecast allowance. This allowance is down $125 million from the September Update 2009 as the risks to the forecast will have a reduced impact midway through the fiscal year.

The key taxpayer-supported debt-to-GDP ratio is projected to be 16.1 per cent by the end of 2009/10, improved by 0.1 per cent from the September Update 2009.

Second Quarterly Report 2009/10

Updated Financial Forecast

Risks to the 2009/10 outlook

The major risks to the 2009/10 forecast stem from changes to the main tax bases (personal and corporate income, sales and property transfer) that are dependent on economic activity in BC and its trading partners, commodity prices (especially natural gas, lumber and electricity) and exchange rate fluctuations.

A double-dip recession originating in the US, slower global demand for BC products, a Canadian dollar valued above the latest forecast, and disruptions to global financial and commodity markets due to potential further weakness in the US dollar also pose risks to current fiscal projections.

The spending forecast contained in the fiscal plan is based on ministry and service delivery agency spending plans and strategies. Changes to planning assumptions, such as utilization or demand rates for government services in the health care, education, or community social services sectors, represent the main spending risks.

These risks, as well as further government spending initiatives and the potential impact of accounting policy changes, are covered by the $500 million Contingencies Vote and the $125 million forecast allowance.

Second Quarterly Report 2009/10

PART TWO — ECONOMIC REVIEW AND OUTLOOK(1)

2009/10 Second Quarterly Report	November 27, 2009

Summary

•                  Over the last few months, the private sector outlook for BC in 2009 has fallen slightly while the outlook in 2010 has risen. Recent estimates from six private sector forecasters now expect BC’s annual real GDP to contract by 2.3 per cent in 2009 and then grow by 2.8 per cent in 2010. These recent private sector forecasts are stronger than the government’s September Update forecast of a 2.9 per cent contraction in 2009 and 1.9 per cent growth in 2010.

•                  Data from recent months indicate that BC’s economy has begun to stabilize following the rapid declines that occurred in late 2008 and early 2009. Although this rate of decline has slowed, BC’s economy is now performing at much lower levels than in recent years.

•                  Risks to BC’s economic outlook include a double-dip recession originating in the US, slower global demand for BC products, a Canadian dollar valued above the latest forecast, and further weakness in the US dollar resulting in significant disruptions to global financial and commodity markets.

•                  In preparation for Budget 2010, the Minister of Finance will meet with members of the independent Economic Forecast Council in early December 2009 to obtain their views on the economic outlook. A revised five-year economic forecast will then be developed for Budget 2010, to be released on March 2, 2010.

Comparison to private sector forecasts

Private sector forecasters have slightly downgraded their average outlook for BC in 2009 since the September Update was released on September 1, 2009.

Chart 2.1 BC’s economy begins to stabilize after rapid declines

Sources: Global Insight, BMO, Scotiabank, RBC, TD and CIBC
*	For January the full EFC was at 0.0; Ministry of Finance was at -0.9
**	For August, the full Economic Forecast Council was at -2.3; Ministry of Finance was at -2.9

The six private sector institutions in Chart 2.1 are selected because they produce regular provincial forecasts and are sitting members of the Economic Forecast Council. At the

(1) Reflects information available as of November 18, 2009.

Second Quarterly Report 2009/10

Economic Review and Outlook

time of the September Update, these six forecasters expected BC’s real GDP to contract by an average of 1.9 per cent in 2009 and then grow by 2.5 per cent in 2010.

Private sector forecasters are now expecting BC’s economic growth in 2009 to be slightly lower than previous projections. This is due to several factors, including continued slow demand from the severely weakened US economy, lower natural gas prices, a stronger Canadian dollar and a weaker than expected performance from BC’s forestry sector. As of November 18, 2009, the same six private sector forecasters projected a 2.3 per cent decline in BC’s real GDP in 2009 and a 2.8 per cent increase in 2010.

Compared to other provinces, private sector economists project BC to have the fourth largest contraction in real GDP in 2009, behind only Ontario (-3.3 per cent), Newfoundland (-3.2 per cent) and Alberta (-2.4 per cent). However, private sector forecasters expect BC’s real GDP to grow by 2.8 per cent in 2010, highest among all provinces.

Chart 2.2 BC’s real GDP growth forecast highest among provinces

Sources: BMO, TD, Scotiabank, RBC, CIBC, Global Insight as of November 18, 2009

British Columbia economic developments

Indicators of economic performance so far in 2009 confirm that British Columbia remains entrenched in a period of weak economic activity compared to recent years. However, the rate of decline among major economic indicators has slowed or begun to stabilize relative to late 2008 and early 2009, when BC (and most major world economies) experienced a period of severe economic decline. The six major indicators in Table 2.1 outline BC’s economic performance in the first nine months of 2009 compared to the same period a year ago.

Table 2.1    British Columbia Economic Indicators

			Year-to-Date
	Apr. to Jun. 2009	Jul. to Sep. 2009	Jan. to Sep. 2009
	change from	change from	change from
All data seasonally adjusted	Jan. to Mar. 2009	Apr. to Jun. 2009	Jan. to Sep. 2008
	Per cent change
Employment	0.0	0.0	-2.5
Manufacturing shipments	-2.4	0.4	-19.7
Exports	-12.4	1.0	-25.1
Retail sales(1)	1.2	0.4	-8.4
Housing starts	-8.6	28.8	-61.7
Non-residential building permits	-18.1	47.1	-10.5

(1) Data to August

Second Quarterly Report 2009/10

Economic Review and Outlook

External trade

The value of BC’s merchandise exports fell 25.1 per cent year-to-date to September compared to the same period in 2008, and has declined in seven of the past nine months. Driving this substantial drop was a 27.1 per cent fall in forestry exports, as further weakness in the US housing market through the first nine months of the year (combined with very low lumber prices) continued to hamper demand for BC forest products. Declines were also observed in exports of energy products (due to the fall from last year’s towering rise in prices), industrial and consumer products, as well as automotive products and machinery and equipment.

Chart 2.3 Exports beginning to stabilize..commodity prices still low

Source: Statistics Canada

BC manufacturing shipments have declined 19.7 per cent year-to-date to September, compared to the first nine months of 2008. The central factor behind this decline is the falling value of wood product shipments, which dropped 35.3 per cent. Again, slowing demand from the US, combined with a high Canadian dollar for most of the year, has provided downward pressure on shipments of wood products. Major year-to-date declines occurred in all categories, with substantial losses in primary metals (-32.2 per cent), non-metallic mineral products (-27.8 per cent) and machinery (-23.1 per cent).

Labour market

Employment in BC fell 2.5 per cent year-to-date to October 2009, compared to the first ten months of 2008. This translates to 58,800 jobs lost compared to the same period the previous year, as full-time employment fell by 84,300 jobs and part-time employment rose by 25,500 jobs. However, the employment situation has begun to stabilize somewhat in the most recent two quarters, following seven consecutive months of heavy declines between September 2008 and March 2009 – a period in which over 75,000 British Columbians lost their jobs.

Second Quarterly Report 2009/10

Economic Review and Outlook

Chart 2.4 Employment levelling out after seven month decline

Source: Statistics Canada

The majority of job losses in the first half of 2009 came from the goods producing sector, namely in the manufacturing and construction industries. Employment declines since December 2008 pushed BC’s monthly unemployment rate up to 8.3 per cent in October 2009, the highest rate since September 2003. The July to September quarter saw employment hold steady relative to the April to June quarter.

Demographic developments

BC’s population increased by 1.6 per cent in the April to June quarter of this year compared to the same period in 2008, a gain of 71,400 people. Net interprovincial migration added 1,752 people to BC’s population in the April to June quarter of 2009, while net international migration added 9,587 people.

Alberta was the largest beneficiary of inter-provincial migration in recent quarters, adding 4,737 people from other provinces in the April to June quarter. As with BC, Newfoundland and Saskatchewan, Alberta continues to attract individuals from the central and eastern provinces, putting pressure on other provincial labour markets.

Domestic demand

Consumer spending and housing

Retail sales fell by 8.4 per cent year-to-date to August 2009 compared to the same period a year ago. Retail activity in BC plunged during the final quarter of 2008 and first quarter of 2009, as the severe global economic downturn hampered consumer confidence and caused tight credit conditions. However, monthly retail sales in BC increased moderately in five of the last eight months, as confidence among consumers and businesses has slowly improved. During the first eight months of 2009, major year-to-date losses in the retail sector have occurred in new vehicles, gas stations, furniture stores, home furnishing stores, and computer and software stores.

Second Quarterly Report 2009/10

Economic Review and Outlook

Chart 2.5 Retail sales edging up after 12 percent drop in 2008

Source: Statistics Canada

Housing starts in BC fell sharply during the first ten months of 2009, averaging 14,700 annualized units – a decline of 59.8 per cent over the same period in 2008. Monthly declines occurred in six of the past ten months, with major decreases observed in starts of both single and multiple units. The recent July to September quarter, however, saw a significant increase in housing starts compared to the previous two quarters. Starts averaged 16,400 annualized units compared to the 12,700 averaged in the April to June quarter and the 13,900 units from January to March. Residential building permits, a precursor of new housing activity, fell 53.9 per cent year-to-date to September (although month-over-month increases have been observed in six of the last nine months). The large year-to-date drop in the value of residential permits suggests that weak housing activity will likely continue through the remaining months of 2009.

Chart 2.6 Housing starts beginning to stabilize, but still at low levels

Source: Statistics Canada

Second Quarterly Report 2009/10

Economic Review and Outlook

The value of nonresidential building permits have fallen 10.5 per cent during the first nine months of 2009 compared to the same period the previous year. Sizeable losses occurred in the commercial (-33.3 per cent) and industrial (-12.1 per cent) categories, which offset a large increase in the institutional and government category (+67.4 per cent). However, total non-residential building permits improved in the July to September quarter, rising 47.1 per cent from the April to June quarter.

British Columbia economic outlook

In the September Update, the Ministry of Finance forecast BC’s economy to contract by 2.9 per cent in 2009 and then grow by 1.9 per cent in 2010. This forecast was partly based on the Ministry’s assumption that the US economy would contract by 3.0 per cent in 2009 and then expand by 1.3 per cent in 2010. This US forecast was lower than the July Consensus Economics survey that projected a 2.6 per cent decrease in 2009 and 2.1 per cent growth in 2010. Currently, the November Consensus forecasts US real GDP to fall by 2.4 per cent in 2009 and then rise by 2.7 per cent in 2010. In preparation for Budget 2010, evolving views on the US economy from numerous sources will be assessed to ensure that the Ministry’s economic forecast maintains its prudent assumptions.

In the September Update, the Ministry assumed that the Canadian economy would contract by 2.7 per cent in 2009 and then increase by 1.3 per cent in 2010. These forecasts were slightly lower than the July Consensus survey average, which called for a 2.3 per cent contraction in 2009 and 2.1 per cent growth in 2010. Currently, the November Consensus survey expects Canada’s real GDP to fall by 2.4 per cent in 2009 and then rise by 2.5 per cent in 2010. The impact of slowing US demand, the recent appreciation of the Canadian dollar as well as volatile commodity prices will be incorporated into the Ministry’s Budget 2010 forecast.

The Minister of Finance will be meeting with members of the independent Economic Forecast Council in early December 2009 to obtain their views on the economic outlook for North America and British Columbia. An updated five-year economic forecast, incorporating their advice, will be developed for the March 2, 2010 budget.

Risks to the outlook

Risks to the British Columbia economic outlook are weighted somewhat to the downside. The most significant risks to the current outlook include:

•                  a double-dip recession originating in the US;

•                  slower than anticipated global demand resulting in reduced demand for BC’s exports;

•                  a Canadian dollar valued above the current forecast; and

•                  further declines in the value of the US dollar, resulting in significant disruptions to global financial and commodity markets.

External environment

United States

In late 2008, the US economy began a period of severe economic instability. The dramatic fallout from the US housing market crisis – brought on by several years of widespread speculation and questionable lending practices by US financial institutions – has left the US mired in a severe economic recession. Investors lost trillions of dollars

Second Quarterly Report 2009/10

Economic Review and Outlook

in equity markets, unemployment levels continue to rise and a number of large and historic American companies have collapsed under the weight of monstrous outstanding debts. With the globalized nature of the US financial system, the economic shocks from this crisis have resonated throughout the world, resulting in financial, industrial and employment losses in many nations.

Although the US economy remains deeply troubled, some signs of stabilization have emerged in recent months. The Dow Jones Industrial Average, which shed nearly 4,000 points (over 30 per cent of its total value) between September 2008 and March 2009, has steadily gained nearly 2,000 points in the last seven months. The US housing market has also shown small signs of improvement since March, with sales of existing homes gradually rising in five of the last six months.

Following the 2008 collapse of the US housing market (as annual US housing starts fell by a dramatic 32.9 per cent below 2007 levels), starts have remained at extremely low levels. During the first ten months of 2009, housing starts averaged 550,000 annualized units — 42.7 per cent lower than the same period a year ago. However, housing starts have experienced some stabilization over the last six months, remaining between 500,000 and 600,000 annualized units. Despite this recent trend, with sluggish demand for new homes due to rising unemployment, high levels of excess supply, tight credit conditions and weak prices for new and existing homes, a return to anything near historical levels of American homebuilding may be several years off.

Chart 2.7 US housing starts remain at low levels

Source: Census Bureau

Job losses have been mounting in the US since early 2008, and American workers continue to face a bleak employment outlook. The US economy has shed over 7.3 million jobs since December 2007, as businesses have made deep cuts to costs in the wake of declining demand and more rigid credit conditions. Further, over 4.2 million jobs have been lost in the first ten months of 2009, pushing the US unemployment rate to 10.2 per cent in October.

Second Quarterly Report 2009/10

Economic Review and Outlook

Chart 2.8 US lost over 7 million jobs since December 2007

Source: Bureau of Labor Statistics

Low levels of consumer confidence in the US, combined with rising unemployment and tight credit conditions, resulted in dramatic monthly declines in retail sales through the latter months of 2008. Although the pace of decline has slowed during the first ten months of 2009, monthly US retail sales have started to stabilize at levels about even with those observed through 2005. Some private sector analysts suggest that US consumers are becoming more optimistic about economic conditions, but still remain financially constrained.

Chart 2.9 US Consensus outlook starting to stabilize

Source: Consensus Economics

The chart above represents forecasts for real GDP growth in 2009 as polled on specific dates. For example, forecasters surveyed on November 9, 2009 had an average 2009 US growth forecast of -2.4 per cent, while on September 8, 2008 they forecast 2009 US growth at 1.4 per cent.

Second Quarterly Report 2009/10

Economic Review and Outlook

US real GDP expanded by 3.5 per cent on an annualized basis in the July to September quarter of 2009, following four consecutive quarters of decline. Most private sector analysts expect the US economy to continue its expansion in the near term, but at a fairly weak rate of growth. However, analysts also point out that the US labour market must improve before sustained growth in consumer spending can occur.

Forecasts for the US economy in 2009 deteriorated substantially during late 2008 and early 2009, but have remained relatively stable in recent months. According to the November 2009 Consensus, the average private sector forecast for US real GDP is a contraction of 2.4 per cent in 2009. Although Consensus analysts’ projections have begun to stabilize, they remain wary of the potential for continued employment losses to hinder an economic recovery.

Canada

Canada has also experienced a significant economic slowdown since late 2008, though not as severely as in the US. The Canadian housing market is in better shape than the American market – where dubious lending and widespread speculation by financial institutions over the last few years led to the creation and ultimate deflation of a large housing bubble. Although Canada’s housing market has weakened considerably since the global economic crisis began last year, it has not seen the same dramatic fall in home values or sharp rise in foreclosures as in the US. Further, Canada’s financial institutions maintain much lower exposure to toxic subprime debt than American institutions and, although Canadian firms have certainly felt the effects of the credit crisis, their balance sheets are generally in better shape than their US counterparts.

Canadian real GDP contracted by 3.4 per cent on an annualized basis in the April to June quarter of 2009, following a very large 6.1 per cent reduction in the January to March quarter. The April to June decline in real GDP was driven primarily by a drop in international trade, as exports of goods and services fell 19.3 per cent relative to the previous quarter. Private sector analysts point out that Canada’s heavy exposure to the US, combined with the ongoing strength of the Canadian dollar, continue to drag down international trade.

The outlook for the Canadian economy in 2009 has started to stabilize in recent months, with the November Consensus survey projecting 2009 Canadian real GDP to decline by 2.4 per cent. This is consistent with October’s 2009 projection, and continues the recent trend of relative stability in Consensus forecasts compared to the large monthly downgrades that occurred in late 2008 and early 2009. The Consensus outlook for Canada in 2010 fell slightly in November, as it forecast 2.5 per cent real GDP growth compared to 2.6 per cent reported in October.

Canada’s housing market has weakened considerably since the economic crisis began late last year. After an annual decline of 7.6 per cent in 2008, Canadian housing starts fell by 36.0 per cent year-to-date to October 2009, while residential building permits – an indicator of future residential construction activity – declined 29.6 per cent compared to the first ten months of 2008. However, housing sales have recovered somewhat from the weakness they experienced in late 2008 and early 2009. Total Canadian sales reached 114,400 units and 127,900 units in the April to June quarter and the July to September quarter, respectively. Sales from these recent quarters are a substantial improvement from the 86,700 units sold in the final quarter of 2008 and the 86,800 units sold in the first quarter of 2009.

Second Quarterly Report 2009/10

Economic Review and Outlook

Chart 2.10 Canadian Consensus outlook also beginning to stabilize

Source: Consensus Economics

The chart above represents forecasts for real GDP growth in 2009 as polled on specific dates. For example, forecasters surveyed on November 9, 2009 had an average 2009 Canadian growth forecast of -2.4 per cent, while on September 8, 2008 they forecast 2009 Canadian growth at 1.8 per cent.

As in most other nations, Canadian employment has been hit hard by the global economic downturn. After an annual increase of 1.5 per cent in 2008, employment in Canada fell by 1.6 per cent (or 276,500 jobs) year-to-date to October 2009. This year’s employment losses were met with a 0.7 per cent rise in the labour force, pushing the national unemployment rate up to 8.6 per cent in October. Month-over-month job losses have been observed in seven of the last ten months, including October’s loss of 43,200 jobs.

Canadian retail activity has also fallen year-to-date to August, down 5.0 per cent compared to the same period in 2008. Major declines have been observed in new and used automobiles, gasoline stations, computer and software stores, home furnishing stores and home centres. Although Canadian retail sales have posted gains in six of the last eight months, high debt loads, rising unemployment and tight credit markets continue to keep personal consumption at low levels relative to recent years.

Through the first nine months of 2009, Canadian exports have been weakened by an appreciating Canadian dollar and collapsing demand from the US. The value of merchandise exports plunged by 28.4 per cent year-to-date to September 2009 compared to the first nine months of 2008. Substantial weakness was observed in nearly every major category, including energy (down 42.6 per cent), automotive (down 34.9 per cent), industrial goods (down 33.8 per cent) and forestry (down 24.1 per cent).

Shipments of manufactured goods from Canada also fell year-to-date to September 2009, as the total value of these shipments decreased by 20.0 per cent compared to same period last year. The recent climb in the Canadian dollar’s value, if sustained, will likely provide further pressure on Canadian producers that ship products to the US.

Second Quarterly Report 2009/10

Economic Review and Outlook

Financial markets

Interest rates

After beginning 2009 at 1.00 per cent, the Bank of Canada quickly lowered its key interest rate, the overnight target rate, to 0.25 per cent – the lowest rate ever recorded. In its most recent announcement on October 20, 2009, the Bank stated that stimulatory monetary and fiscal policies, improved financial conditions, firmer commodity prices and a recovery in consumer confidence are all beginning to spur domestic demand in Canada. The Bank also reaffirmed its commitment to hold the overnight target rate at 0.25 per cent until the second quarter of 2010, provided that its inflation outlook does not change.

The US Federal Reserve Board has kept its intended federal funds rate at a record low through 2009, holding its target for the rate at 0.00 to 0.25 per cent. Following its November 4, 2009 meeting, the Fed reported that “although economic activity is likely to remain weak for a time”, the present combination of monetary and fiscal policies should “support a strengthening of economic growth”. The Fed also noted that while US consumer spending continues to improve, a poor labour market, weak income growth, eroding housing wealth and tight credit conditions all remain drags on an overall US recovery.

Chart 2.11 Canadian and US interest rates remain very low

Sources: Bank of Canada, US Federal Reserve Bank

As of October 13, 2009, the private sector average forecast for Canadian 3-month Treasury bill interest rates was 0.4 per cent for 2009 and 0.7 per cent for 2010. This compares to the private sector averages in the September Update of 0.4 per cent for 2009 and 0.9 per cent for 2010.

Second Quarterly Report 2009/10

Economic Review and Outlook

Table 2.2	Private Sector Canadian Three Month Treasury Bill Interest Rate Forecasts

Average annual interest rate (per cent)	2009	2010

Global Insight	0.4	0.7
Bank of Montreal	0.3	0.6
Scotiabank	0.4	0.9
TD Economics	0.4	0.5
RBC Capital Markets	0.4	0.9
Average (as of October 13, 2009)	0.4	0.7
September Update 2009	0.4	0.9

The private sector average forecast for interest rates on 10-year Government of Canada bonds as of October 13, 2009 was 3.3 per cent for 2009 and 3.7 per cent for 2010. These forecasts are similar to the rates projected in the September Update, when the private sector average was 3.3 per cent for 2009 and 3.8 per cent for 2010.

Table 2.3	Private Sector Canadian 10-year Government Bond Interest Rate Forecasts

Average annual interest rate (per cent)	2009	2010

Global Insight	3.4	3.9
Bank of Montreal	3.3	3.6
Scotiabank	3.3	4.1
TD Economics	3.3	3.6
RBC Capital Markets	3.2	3.5
Average (as of October 13, 2009)	3.3	3.7
September Update 2009	3.3	3.8

Exchange rate

Following a volatile 2008 (in which it rose above parity with the US greenback in May and fell below 80.0 US cents in December), the Canadian dollar began 2009 trading at 82.6 US cents and remained around 80.0 US cents for the first four months of the year. However, the value of the loonie began to rise in May and has remained above 90.0 US cents since July 20, 2009. The loonie reached as high as 97.2 US cents on October 14, 2009 and traded at 95.2 US cents on November 18, 2009.

The rise in the dollar’s value in recent months can mainly be attributed to the stabilization of commodity prices (on which much of the resource-rich Canadian economy is dependent), rising equity markets and, primarily, a weakening US dollar. Private sector analysts note that while Canadian consumers are benefiting from increased purchasing power, manufacturers already suffering from weak export markets will face further difficulty selling goods priced in higher Canadian dollars.

Private sector expectations for the Canadian dollar have increased significantly since the September Update, when private forecasters projected the loonie to trade at 86.2 US cents in 2009 and 92.9 US cents in 2010. Forecasters now expect the dollar to average 88.0 cents US in 2009 and 96.1 US cents in 2010.

Second Quarterly Report 2009/10

Economic Review and Outlook

Chart 2.12 Private sector expects high Canadian dollar in 2010

Sources: Bank of Canada, BC Ministry of Finance and average private sector forecast

(Scotiabank, TD, RBC, Global Insight, and BMO as of October 23, 2009).

Table 2.4    Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2009	2010
Global Insight	86.9	88.4
Bank of Montreal	88.4	99.9
Scotiabank	88.0	98.7
TD Economics	88.7	94.6
RBC Capital Markets	88.0	98.8
Average (as of October 23, 2009)	88.0	96.1
September Update 2009	86.2	92.9

Commodity markets

Global commodity markets have been volatile since mid-2008, with values of most commodities plunging in the latter months of 2008 and into 2009. Lumber prices began 2009 at very low values, with Western spruce-pine-fir (SPF) 2x4 prices averaging $151 US/000 board feet in January 2009. Prices have recovered somewhat during 2009, with monthly values reaching as high as $199 US/000 board feet in August. However, lumber prices have averaged just $175 US/000 board feet during the first ten months of 2009, a 23.1 per cent drop from the $227 US averaged during the same period in 2008.

The price of natural gas has also plunged throughout 2009. After starting the year at $5.07 C/GJ in January, natural gas fell to reach $2.00 C/GJ in August. Prices have improved slightly since August, reaching $3.05 C/GJ in October. Natural gas averaged just $2.91 C/GJ for the first ten months of 2009, much lower than the $7.13 C/GJ observed during the same period a year ago. Very high inventories and weaker demand due to the US economic downturn have contributed to the gradual fall in prices since mid-2008.

Second Quarterly Report 2009/10

Economic Review and Outlook

The price of oil experienced remarkable volatility during 2008, as the West Texas Intermediate daily oil price reached the historical high of $145.31 US/barrel in July and fell as low as $33.17 US/barrel in December. Prices have recovered somewhat through 2009, reaching $72.69 US/barrel in June, but have not come anywhere near the soaring values observed last year. The price of oil averaged $59.11 US/barrel during the first ten months of 2009.

Metal and mineral prices have gradually improved following heavy decreases in the latter months of 2008 and early months of 2009. However, prices for most minerals during the first ten months of 2009 are much lower than they were during the same period a year ago. This declining year-to-date trend can be observed in prices for molybdenum (down 65.9 per cent), aluminum (down 42.4 per cent), copper (down 37.0 per cent), lead (down 29.9 per cent) and zinc (down 24.5 per cent).

Second Quarterly Report 2009/10

Economic Review and Outlook

Provincial Economic Accounts Update

Provincial Economic Accounts

Statistics Canada released revised estimates of provincial GDP for 2005 to 2008 on November 9, 2009.

The annual change in British Columbia’s real GDP for 2008 was revised up to 0.0 per cent (or no growth) from April’s preliminary estimate of a 0.3 per cent contraction. Four provinces had their 2008 real GDP growth revised upwards from the April estimates, while four provinces were revised down and two provinces were held constant (see Chart 1). British Columbia was tied with two other provinces for the second lowest growth rate among provinces in 2008, and its economy grew at a slower pace than Canada as a whole.

Chart 1 – Real GDP revised forecasts

Source: Statistics Canada

BC’s slower performance in 2008 was mainly due to weaker growth in consumer spending (up 2.4 per cent compared to 5.3 per cent in 2007) as well as a 5.1 per cent decline in real exports. At the same time, government spending climbed by 3.4 per cent, business investment increased by 2.3 per cent and real imports fell by 0.4 per cent.

Real GDP

Chart 2 shows the revisions to BC’s real GDP from 2005 to 2008. Downward revisions to growth estimates were seen in 2006 and 2007, while upward revisions were observed in 2005 and 2008.

Chart 2 – BC real GDP

Source: Statistics Canada

Nominal GDP

Nominal GDP for British Columbia was revised downwards in 2006, 2007 and 2008, and slightly upwards in 2005. The revision to last year’s data results in a decrease of $1.3 billion (or 0.7 per cent) in the level of nominal GDP in 2008. While historical revisions to nominal GDP can sometimes create noticeable changes to government’s debt to GDP ratio, the latest revisions had a small impact, changing the taxpayer-supported debt to GDP ratio for 2008 / 09 from 13.3 per cent to 13.4 per cent.

Chart 3 – BC nominal GDP

Source: Statistics Canada

Corporate profits growth was revised upwards in 2005, 2007 and 2008, and lowered in 2006. The largest revision (in growth rate terms) was made to 2006 corporate profits, which were lowered to 11.3 per cent growth, down 2.5 percentage points from the April estimate of 13.8 per cent.

Chart 4 – Corporate Profits

Source: Statistics Canada

Second Quarterly Report 2009/10

APPENDIX:	FINANCIAL RESULTS
For the Six Months Ended September 30, 2009
and 2009/10 Full-Year Forecast

2009/10 Second Quarterly Report	November 27, 2009

Table A.1	Operating Statement

Table A.2	Revenue by Source

Table A.3	Expense by Function

Table A.4	Expense by Ministry, Program and Agency

Table A.5	Material Assumptions – Revenue

Table A.6	Material Assumptions – Expense

Table A.7	Full-Time Equivalents

Table A.8	Capital Spending

Table A.9	Capital Expenditure Projects Greater Than $50 Million

Table A.10	Provincial Debt

Table A.11	Statement of Financial Position

Second Quarterly Report 2009/10

Appendix

Table A.1    2009/10 Operating Statement

	Year-to-Date to September 30				Full Year
	2009/10			Actual	2009/10			Actual
($ millions)	Budget	Actual	Variance	2008/09	Budget	Forecast	Variance	2008/09
Revenue	18,416	18,172	(244)	19,676	37,608	37,376	(232)	38,328
Expense	(18,871)	(18,769)	102	(17,615)	(40,133)	(40,026)	107	(38,268)
Negotiating Framework incentive payments	—	—	—	—	—	—	—	(2)
Climate Action Dividend	—	—	—	—	—	—	—	20
Surplus (deficit) before forecast allowance	(455)	(597)	(142)	2,061	(2,525)	(2,650)	(125)	78
Forecast allowance	—	—	—	—	(250)	(125)	125	—
Surplus (deficit)	(455)	(597)	(142)	2,061	(2,775)	(2,775)	—	78
Accumulated surplus beginning of the year	6,986	6,986	—	6,908	6,986	6,986	—	6,908
Accumulated surplus before comprehensive income	6,531	6,389	(142)	8,969	4,211	4,211	—	6,986
Accumulated other comprehensive income from self-supported Crown agencies	—	433	433	(27)	(67)	(67)	—	(67)
Accumulated surplus end of period	6,531	6,822	291	8,942	4,144	4,144	—	6,919

Second Quarterly Report 2009/10

Appendix

Table A.2    2009/10 Revenue by Source

	Year-to-Date to September 30					Full Year
	2009/10				Actual	2009/10			Actual
($ millions)	Budget	Actual		Variance	2008/09	Budget	Forecast	Variance	2008/09
Taxation
Personal income	2,897	2,861		(36)	3,304	5,681	5,476	(205)	6,093
Corporate income	623	628		5	748	1,409	1,368	(41)	2,038
Social service	2,483	2,403		(80)	2,567	4,847	4,767	(80)	4,958
Fuel	448	447		(1)	464	873	873	—	891
Carbon	233	232		(1)	95	557	557	—	306
Tobacco	365	360		(5)	349	686	686	—	708
Property	943	942		(1)	923	1,891	1,891	—	1,848
Property transfer	421	452		31	500	685	780	95	715
Other (1)	336	327		(9)	370	588	577	(11)	640
	8,749	8,652		(97)	9,320	17,217	16,975	(242)	18,197
Natural resources
Natural gas royalties	202	130		(72)	905	522	409	(113)	1,314
Forests	158	126		(32)	314	387	314	(73)	558
Other natural resource (2)	874	921		47	1,163	1,668	1,852	184	1,976
	1,234	1,177		(57)	2,382	2,577	2,575	(2)	3,848
Other revenue
Medical Services Plan premiums	807	809		2	808	1,628	1,628	—	1,595
Other fees (3)	1,213	1,126		(87)	1,153	2,548	2,549	1	2,425
Investment earnings	444	484		40	451	897	931	34	804
Miscellaneous (4)	1,286	1,281		(5)	1,224	2,599	2,558	(41)	2,565
	3,750	3,700		(50)	3,636	7,672	7,666	(6)	7,389
Contributions from the federal government
Health and social transfers	2,436	2,439		3	2,327	4,873	4,888	15	4,743
Harmonized sales tax transition payments	—	—		—	—	750	750	—	—
Other federal contributions (5)	752	707		(45)	406	1,627	1,655	28	1,246
	3,188	3,146		(42)	2,733	7,250	7,293	43	5,989
Commercial Crown corporation net income
BC Hydro	237	179	(6)	(58)	210	452	392	(60)	366
Liquor Distribution Branch	455	458		3	469	896	896	—	891
BC Lotteries (net of payments to the federal government)	567	534		(33)	555	1,121	1,121	—	1,082
ICBC (6)	228	305		77	335	407	438	31	512
Transportation Investment Corporation (Port Mann)	(11)	(2)		9	—	(22)	(20)	2	(8)
Other	19	23		4	36	38	40	2	62
	1,495	1,497		2	1,605	2,892	2,867	(25)	2,905
Total revenue	18,416	18,172		(244)	19,676	37,608	37,376	(232)	38,328

(1)          Corporation capital, insurance premium and hotel room taxes.

(2)          Columbia River Treaty, other energy and minerals, water rental and other resources.

(3)          Post-secondary, healthcare-related, motor vehicle, and other fees.

(4)          Includes asset dispositions, reimbursements for health care and other services provided to external agencies, and other recoveries.

(5)          Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

(6)          BC Hydro reports second quarter net income of $189 million. Amounts differ as a prior year accounting adjustment was offset in government’s current year financial statements.

(7)          The 2009/10 forecast represents ICBC’s projected earnings during government’s fiscal year. On ICBC’s fiscal year basis (December), the outlook for 2009 is $465 million.

Second Quarterly Report 2009/10

Appendix

Table A.3    2009/10 Expense By Function (1)

	Year-to-Date to September 30				Full Year
	2009/10			Actual	2009/10			Actual
($ millions)	Budget	Actual	Variance	2008/09	Budget	Forecast	Variance	2008/09
Health:
Medical Services Plan	1,801	1,760	(41)	1,557	3,593	3,590	(3)	3,406
Pharmacare	549	520	(29)	498	1,062	1,062	—	1,010
Regional services	4,943	4,973	30	4,710	10,301	10,261	(40)	9,794
Other healthcare expenses (2)	460	387	(73)	432	955	955	—	911
	7,753	7,640	(113)	7,197	15,911	15,868	(43)	15,121
Education:
Elementary and secondary	2,532	2,472	(60)	2,430	5,743	5,742	(1)	5,740
Post-secondary	2,304	2,334	30	2,183	4,742	4,763	21	4,565
Other education expenses (3)	151	164	13	30	409	413	4	172
	4,987	4,970	(17)	4,643	10,894	10,918	24	10,477
Social services:
Social assistance (2),(3)	1,056	1,047	(9)	972	1,500	1,491	(9)	1,379
Childcare services (2)	565	574	9	548	1,209	1,234	25	1,144
Community living and other services	16	11	(5)	28	771	767	(4)	722
	1,637	1,632	(5)	1,548	3,480	3,492	12	3,245
Protection of persons and property	749	720	(29)	753	1,534	1,550	16	1,592
Transportation	668	647	(21)	650	1,480	1,471	(9)	1,422
Natural resources and economic development	958	1,064	106	783	2,118	2,063	(55)	1,683
Other	627	580	(47)	666	1,238	1,268	30	1,742
Contingencies	—	—	—	—	500	500	—	—
General government	404	434	30	318	752	679	(73)	842
Debt servicing costs	1,088	1,082	(6)	1,057	2,226	2,217	(9)	2,144
Subtotal	18,871	18,769	(102)	17,615	40,133	40,026	(107)	38,268
Climate Action Dividend	—	—	—	—	—	—	—	(20)
Negotiating Framework incentive payments	—	—	—	—	—	—	—	2
Total expense	18,871	18,769	(102)	17,615	40,133	40,026	(107)	38,250

(1)          Amounts have been restated to reflect government’s accounting policies in effect at March 31, 2009.

(2)          Payments for healthcare services by the Ministry of Housing and Social Development and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.

(3)          Payments for training costs by the Ministry of Housing and Social Development made on behalf of its clients are reported in the Education function.

Second Quarterly Report 2009/10

Appendix

Table A.4    2009/10 Expense by Ministry, Program and Agency

	Year-to-Date to September 30				Full Year
	2009/10			Actual	2009/10			Actual
($ millions)	Budget	Actual	Variance	2008/09	Budget	Forecast	Variance	2008/09
Office of the Premier	6	5	(1)	7	11	11	—	14
Aboriginal Relations and Reconciliation	29	19	(10)	27	69	69	—	62
Advanced Education and Labour Market Development	1,081	1,081	—	1,033	2,131	2,131	—	2,025
Agriculture and Lands	34	44	10	90	222	212	(10)	150
Attorney General	273	280	7	264	548	548	—	512
Children and Family Development	690	684	(6)	647	1,394	1,394	—	1,376
Citizens’ Services	89	44	(45)	38	164	164	—	162
Community and Rural Development	129	112	(17)	156	184	184	—	233
Education	2,642	2,525	(117)	2,575	5,042	5,042	—	5,102
Energy, Mines and Petroleum Resources	34	25	(9)	33	70	70	—	49
Environment	97	93	(4)	114	193	193	—	225
Finance	38	56	18	57	90	90	—	64
Forests and Range	562	676	114	437	1,101	1,101	—	841
Health Services	7,050	6,856	(194)	6,562	14,155	14,155	—	13,277
Healthy Living and Sport	35	33	(2)	35	87	87	—	175
Housing and Social Development	1,376	1,335	(41)	1,308	2,725	2,725	—	2,581
Labour	11	10	(1)	11	22	22	—	22
Public Safety and Solicitor General	321	329	8	336	661	661	—	657
Small Business, Technology and Economic Development	34	20	(14)	21	69	69	—	52
Tourism, Culture and the Arts	22	24	2	299	106	106	—	348
Transportation and Infrastructure	382	374	(8)	374	756	756	—	768
Total ministries and Office of the Premier	14,935	14,625	(310)	14,424	29,800	29,790	(10)	28,695
Management of public funds and debt	557	542	(15)	601	1,186	1,183	(3)	1,192
Contingencies	—	—	—	2	500	500	—	177
Funding for capital expenditures	335	292	(43)	249	1,213	1,213	—	832
Legislative and other appropriations	98	82	(16)	62	164	164	—	144
Subtotal	15,925	15,541	(384)	15,338	32,863	32,850	(13)	31,040
Self-insurance claims liability adjustment	—	(15)	(15)	—	—	(15)	(15)	—
Priority spending initiatives	—	—	—	—	—	—	—	497
Consolidated revenue fund total expense	15,925	15,526	(399)	15,338	32,863	32,835	(28)	31,537
Expenses recovered from external entities	936	1,287	351	889	2,593	2,593	—	2,244
Externally-funded service delivery agency expense:
School districts	(190)	(174)	16	(239)	325	329	4	319
Post-secondary institutions	1,125	1,099	(26)	1,038	2,250	2,235	(15)	2,284
Health authorities and hospital societies	373	398	25	244	749	708	(41)	776
Other service delivery agencies	702	633	(69)	345	1,353	1,326	(27)	1,090
	2,010	1,956	(54)	1,388	4,677	4,598	(79)	4,469
Total expense	18,871	18,769	(102)	17,615	40,133	40,026	(107)	38,250

Second Quarterly Report 2009/10

Appendix

Table A.5    2009/10 Material Assumptions — Revenue

Revenue Source and Assumptions	September	2nd Quarter
($ millions unless otherwise specified)	Update	Forecast	Sensitivities
Personal income tax	$5,681	$5,476
2009 calendar year assumptions
Personal income growth	-1.0%	-1.0%	+/- 1% change in 2009 BC
Tax base growth	-1.7%	-1.7%	equals +/- $50 to $100 million
Average tax yield	5.21%	5.11%
Current-year tax	$6,067	$5,978	+/- 1% change in 2008 BC
BC Tax Reduction	$-131	$-131	personal or taxable income
Low income climate action tax credit	$-150	$-150	growth equals +/- $50 to $100
Sales tax credit	$-53	$-53	million one-time effect
Other tax credits and refunds	$-116	$-106	(prior-year adjustment) and
Policy neutral elasticity *	1.0	1.0	could result in an additional +/-
Fiscal year assumptions			$50 to $100 million base change
Prior-year adjustment	$-296	$-417	in 2009/10
Family Bonus offset	$-9	$-9
2008 Tax-year
Personal income growth	5.2%	5.1%
Tax base growth	1.9%	2.4%
Average 2008 tax yield	5.14%	5.04%
2008 tax	$6,090	$6,000
BC Tax Reduction	$-130	$-130
Low income climate action tax credit	$-70	$-70
Sales tax credit	$-53	$-53
Other tax credits and refunds	$-120	$-100
Policy neutral elasticity *	0.1	-0.2

*	Ratio of annual per cent change in current-year revenue (policy neutral) to annual per cent change in personal income (calendar year).

Corporate income tax	$1,409	$1,368
Components of revenue (fiscal year)
Advance instalments	$1,399	$1,434
International Financial Activity Act refunds	$-20	$-20
Prior-year adjustment	$30	$-46
2009 calendar year assumptions
National tax base ($ billions)	$162.3	$162.7	+/- 1% change in the 2009
BC instalment share of national tax base	12.1%	12.1%	national tax base equals +/- $15
Effective tax rates (general/small business)	11.0 / 2.5	11.0 / 2.5	to $25 million in 2009/10
BC tax base growth (post federal measures)	-26.1%	-26.2%
BC corporate profits growth	-36.4%	-36.4%	+/- 1% change in the 2008 BC
BC Tax credits			tax base equals +/- $20 to $30
Film, Television and Production Services	$-196	$-153	million in 2009/10
Scientific Research and Experimental Development	$-146	$-126
Other	$-21	$-21
2008 Tax-year
BC tax base growth	1.0%	-5.0%
BC corporate profits growth	2.2%	3.6%
Effective tax rates (general/small business)	11.5 / 3.92	11.65 / 4.3
Gross 2008 tax	$2,213	$2,120
Prior years losses	$-400	$-450
BC Tax credits
Film, Television and Production Services	$-186	$-143
Scientific Research and Experimental Development	$-136	$-116
Other	$-49	$-45

Revenue is recorded on a cash basis. Due to lags in the federal collection and instalment systems, changes to the BC corporate profits and tax base forecasts affect revenue in the succeeding year. For example, 2009/10 instalments from the federal government are based on BC’s share of the national tax base for the 2007 tax year (assessed as of December 31, 2008) and a forecast of the 2009 national tax base. 2009/10 advance instalments include accelerated payments from the federal government. Cash adjustments for any under/over payments from the federal government in respect of 2008 will be received/paid on March 31, 2010.

Second Quarterly Report 2009/10

Appendix

Table A.5    2009/10 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions	September	2nd Quarter
($ millions unless otherwise specified)	Update	Forecast	Sensitivities
Social service tax	$4,847	$4,767
2009 calendar year
Nominal consumer expenditure	-2.0%	-2.0%	+/- 1% change in growth
			equals up to +/- $25 million
Nominal business investment	-7.5%	-7.5%	+/- 1% change in growth
			equals up to +/- $10 million
Components of social service tax revenue
Consolidated Revenue Fund (gross)	$4,822	$4,742
Commissions	$-50	$-50
BC Transportation Financing Authority	$14	$14
Recovery to vote	$61	$61
Fuel and carbon taxes	$1,430	$1,430
Calendar Year
Real GDP	-2.9%	-2.9%
Gasoline volumes	-1.0%	-1.0%
Diesel volumes	-10.4%	-10.4%
Natural gas volumes	1.0%	1.0%
Carbon tax rates (July 1)
Carbon dioxide equivalent emissions ($/tonne)	$15	$15
Natural gas (cents/gigajoule)	74.49 ¢	74.49 ¢
Gasoline (cents/litre)	3.51 ¢	3.51 ¢
Light fuel oil (cents/litre)	4.04 ¢	4.04 ¢
Carbon tax revenue	$557	$557
Fuel tax revenue
Consolidated Revenue Fund	$456	$456
BC Transit	$11	$11
BC Transportation Financing Authority	$406	$406
	$873	$873
Property taxes	$1,891	$1,891
2009 calendar year
BC Consumer Price Index	0.6%	0.6%	+/- 1% change in new
Housing starts	13,491	13,491	construction and inflation
Home owner grant (fiscal year)	$-685	$-685	equals up to +/- $5 million
			in residential property
Components of revenue			taxation revenue
Residential (net of home owner grants)	$687	$687
Non-residential	$975	$975	+/- 1% change in non-
Rural area	$82	$82	residential assessed values
Police	$23	$23	equals up to +/- $5 million
BC Assessment Authority	$73	$73
BC Transit	$53	$53
Commissions	$-2	$-2
Other taxes	$1,959	$2,043
Calendar Year
Population	1.5%	1.5%
BC Consumer Price Index	0.6%	0.6%
Housing starts	-60.7%	-60.7%
Nominal GDP	-5.0%	-5.0%
Real GDP	-2.9%	-2.9%
Components of revenue
Property transfer	$685	$780
Tobacco	$686	$686
Corporation capital	$56	$56
Insurance premium	$393	$393
Hotel room
Consolidated Revenue Fund (gross)	$87	$80
Commissions	$-2	$-2
Tourism British Columbia	$54	$50

Second Quarterly Report 2009/10

Appendix

Table A.5    2009/10 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions	September	2nd Quarter
($ millions unless otherwise specified)	Update	Forecast	Sensitivities
Energy, sales of Crown land tenures, metals, minerals and other	$1,821	$1,879
Natural gas price			+/- $1.00 change in the natural gas
Plant inlet, $Cdn/gigajoule	$3.51	$3.08	price equals +/- $255 to $305 million
Sumas, $US/MMBtu	$4.44	$4.18
Natural gas volumes (petajoules)			+/- 1% change in natural gas volumes
Base gas production	602	633	equals +/- $5 to $20 million
Incremental gas production	521	499
Total gas volume production	1,123	1,132	+/- 1 cent change in the exchange
Annual per cent change	2.1%	2.9%	rate equals +/- $15 to $25 million on
			natural gas royalties
Oil price ($US/bbl at Cushing, Ok)	$64.13	$67.01
Auctioned land base (000 hectares)	465	518
Average bid price/hectare ($)	$871	$1,896
Cash sales of Crown land tenures	$405	$982
Metallurgical coal price ($US/tonne, fob west coast)	$130	$145
Copper price ($US/lb)	$1.91	$2.63
Annual electricity volumes set by treaty	4.5	4.5	+/- 10% change in the average
(million mega-watt hours)			Mid-Columbia electricity price
Mid-Columbia electricity price	$34	$39	equals +/- $25 to $30 million
($US/mega-watt hour)
Exchange rate (US¢/ Cdn$, calendar year)	86.2	88.0
Components of revenue			Based on a recommendation from
Natural gas royalties	$522	$409	the Auditor General to be consistent
Bonus bids, fees and rentals	$868	$941	with generally accepted accounting
Petroleum royalties	$67	$65	principles, bonus bid revenue
Columbia River Treaty electricity sales	$150	$175	recognition reflects eight-year
Coal	$158	$204	deferral of cash receipts from the
Minerals, metals and other	$24	$58	sale of Crown land tenures
Oil and Gas Commission fees and levies	$32	$27
Royalty programs and infrastructure credits
Summer drilling	$-43	$-43
Deep drilling	$-90	$-89
Road and pipeline infrastructure	$-98	$-98
Total	$-231	$-230
Implicit average natural gas royalty rate	13.2%	11.7%

The marginal, low productivity and ultra marginal drilling royalty program adjustments reflect reduced royalty rates. Natural gas royalties incorporate all royalty programs and infrastructure credits.

Forests	$387	$314
Prices (calendar year average)			+/- US$50 change in SPF price
SPF 2x4 ($US/1000 bd ft)	$176	$173	equals +/- $40 to $75 million
Random Lengths Composite
($US/thousand board feet)	$213	$214	+/- US$100 change in hemlock price
Hemlock price ($US/1000 bd ft)	$771	$769	equals +/- $10 to $20 million
Pulp ($US/tonne)	$609	$647	+/- US$50 change in pulp price
Coastal log ($Cdn/cubic metre)			equals +/-$4 to $8 million
(Vancouver Log Market, fiscal year)	$66	$68
			+/- Cdn$10 change in average log
Fiscal Year Trade Assumptions			price equals
Export tax rate (effective rate)	15.0%	15.0%	+/- $30 to $50 million
Lumber shipments and consumption (billion board feet)			+/- 1 cent change in exchange rate
U. S. lumber consumption	33.4	33.4	equals +/- $8 to $10 million on
BC surge trigger volumes	7.1	7.1	stumpage revenue
BC lumber exports to US	5.4	5.2	+/- 10% change in Interior harvest
			volumes equals +/- $15 to $20
Crown harvest volumes (million cubic metres)			million
Interior	36.4	30.5	+/- 10% change in Coastal harvest
Coast	7.6	6.5	volumes equals +/- $5 to $8 million
Total	44.0	37.0
BC Timber Sales (included in above)	9.4	9.4
Components of revenue			The above sensitivities relate to
Tenures	$131	$84	stumpage revenue only. Depending
BC Timber Sales	$104	$87	on market conditions, changes in
Border tax (SLA 2006)	$144	$132	stumpage revenues may be offset by
Logging tax	$-14	$-10	changes in border tax revenues.
Other CRF revenue	$11	$10
Recoveries to vote	$11	$11

Second Quarterly Report 2009/10

Appendix

Table A.5    2009/10 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions	September	2nd Quarter
($ millions unless otherwise specified)	Update	Forecast	Sensitivities
Other natural resources	$369	$382
Components of revenue
Water rentals and licences
Consolidated Revenue Fund	$311	$331
Vote recovery	$40	$32
Angling & hunting permits and licences
Consolidated Revenue Fund	$11	$12
Vote recovery	$7	$7

Water rental and licence revenue includes BC Hydro rate increases approved by the BC Utilities Commission.

Other revenue	$7,672	$7,666
Components of revenue
Fees and licences
Consolidated Revenue Fund (CRF)
Medical Services Plan premiums	$1,566	$1,566
Motor vehicle licences and permits	$449	$446
Other CRF	$452	$436
Recoveries to vote
MSP vote recoveries	$62	$62
Other vote recoveries	$65	$65
Crown corporations and agencies	$99	$98
Other service delivery agencies
Post-secondary education fees	$1,067	$1,090
Other health-care related fees	$273	$268
School Districts	$143	$146
Investment earnings
CRF	$40	$40
Fiscal agency loans and sinking funds earnings	$726	$736
Crown corporations and agencies	$40	$40
Other service delivery agencies	$91	$115
Sales of goods and services	$724	$715
Miscellaneous
CRF	$185	$191
Recoveries to vote	$429	$435
Crown corporations and agencies	$101	$82
Other service delivery agencies	$1,160	$1,135
Health and social transfers	$4,873	$4,888
National Cash Transfers
Canada Health Transfer (CHT)	$23,987	$23,987
Wait Time	$250	$250
Canada Social Transfer (CST)	$10,853	$10,853
BC share of national population (June 1)	13.23%	13.20%
BC health and social transfers revenue
CHT	$3,355	$3,354
Wait time	$33	$33
CST	$1,437	$1,433
Prior-year adjustments
Health	$-20	$1
Social	$0	$0
Health deferral
Wait times	—	—
Diagnostic and Medical Equipment	$17	$16
Medical Equipment Trust	$7	$7
Human Papillomavirus Immunization Trust	$13	$13
Patient Wait Times Guarantee Trust	$31	$31

Second Quarterly Report 2009/10

Appendix

Table A.5    2009/10 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions	September	2nd Quarter
($ millions unless otherwise specified)	Update	Forecast	Sensitivities
Other federal contributions	$2,377	$2,405
Components of revenue
Consolidated Revenue Fund	$198	$198
Transitional funding for HST	$750	$750
Millennium Scholarship Fund	$37	$37
Police Officer’s Recruitment Fund	$16	$21
Community Development Trust	$47	$46
Labour Market and Immigration	$45	$45
Labour Market Agreement	$66	$66
Labour Market Development Agreement	$336	$336
Other recoveries to vote	$304	$299
Crown corporations and agencies	$175	$207
Other service delivery agencies	$403	$400
Service delivery agency direct revenue	$4,919	$4,930
School districts	$511	$520
Post-secondary institutions	$2,338	$2,404
Health authorities and hospital societies	$779	$719
BC Transportation Financing Authority	$451	$451
Other service delivery agencies	$840	$836
Commercial Crown corporation net income	$2,892	$2,867
BC Hydro	$452	$392
reservoir water inflows	93%	87%	+/-1% in hydro generation = +/-$10 million
mean gas price	4.20	3.60	+/-10% = -/+$10 million
(Sumas, $US/MMbtu - BC Hydro forecast based on NYMEX forward selling prices)
electricity prices	33.60	31.63	+/-$1/MWh in electricity trade =
(Mid-C, $US/MWh)			+/-$15 million
assumed rate increases:
- base rate	8.74%	8.74%
- rate rider	1.00%	1.00%

Assumed rate increases for 2010/11 and 2011/12 reflect the notional annual increases that would be required for BC Hydro to earn its allowed return on equity as mandated by the BCUC. These increases are included for planning purposes only.

Actual rate increases in these years will be determined by future applications to the BCUC.

ICBC	$407	$438
vehicle growth	+0.3%	+1 0%	+/-1% = +/-$36 million
claims cost trend	+2.8%	-0.8%	+/-1% = -/+$26 to $27 million
investment return	4.6%	5.4%	+/-1% return = +/-$101 to $110 million
loss ratio	83.2%	85.4%

Second Quarterly Report 2009/10

Appendix

Table A.6 2009/10 Material Assumptions — Expense

	September	2nd Quarter
Ministry Programs and Assumptions	Update	Forecast	Sensitivities
Advanced Education and Labour Market Development ($ millions)	2,131	2,131	The number of student spaces may vary depending on the financial and
Student spaces in public institutions (# of FTEs)	204,457	204,524	other policies of post secondary institutions.
Attorney General ($ millions)	548	548	The number of recommended criminal cases brought forward by
New cases filed/processed	295,000	295,000	the various police departments,
(# for all courts)			resulting in charges being laid by the Crown, the number of civil litigation cases, the number of traffic fines disputed and the number of family cases.
Crown Proceeding Act ($ millions)	25	25	The number and size of litigation brought against the province, as well as the effectiveness of mitigation strategies and legal defence.
Children and Family Development ($ millions)	1,394	1,394	A 1% increase in the cost per case or
Average children-in-care (caseload #)	8,800	8,700	a 1% increase in the average
Average annual residential cost per child in care ($)	31,400	32,300	caseload will affect expenditures by approximately $2.7 million.
Education ($ millions)	5,042	5,042	The enrolment figures are based on
Enrolment (# of FTEs)	554,627	554,627	BC Stats enrolment trends to
School Age (K-12)	526,785	526,785	which the ministry has added
Distributed Learning (Online)	13,000	13,000	forecasts for distributed learning,
Summer	6,477	6,477	adult education, and summer
Adults	8,365	8,365	learning.
Forests and Range ($ millions)	1,101	1,101	Over the past 11 years, fire fighting costs have ranged from a low of $19 million in 1997 to a high of $372
Direct Fire Fighting ($ millions)	409	420	million in 2003.
BC Timber Sales ($ millions)	159	159

BCTS capitalised expenses are heavily dependent on the volume of timber harvested by its licensees (customers). If harvest volumes are greater than forecast, expenses are increased. If harvest is less than forecast then expenses decrease. The harvest activities of licensees is outside the control of BCTS. On average over half the harvest activity takes place in the last three months of the fiscal year. Volume harvested can also impact targets.

Health Services ($ millions)	14,155	14,155	A 1% change in utilization or drug
Pharmacare ($ millions)	1,055	1,049	prices affects costs by approximately
Demand/cost growth (% change)	3.7%	3.2%	$10 million.
Medical Services Plan ($ millions)	3,408	3,424	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $25 million.
Regional Health Sector funding ($ millions)	9,185	9,153

Second Quarterly Report 2009/10

Appendix

Table A.6    2009/10 Material Assumptions — Expense (continued)

	September	2nd Quarter
Ministry Programs and Assumptions	Update	Forecast	Sensitivities
Housing and Social Development ($ millions)	2,725	2,725	The expected to work caseload is sensitive to fluctuations in economic
Temporary Assistance annual average caseload (#)	56,382	56,382	and employment trends in the service
			sector. A 1% change in the Temporary Assistance annual average caseload or average cost per case will affect expenditures by approximately $4.5 million annually.
Disability Assistance annual average caseload (#)	72,344	72,344	The caseload for persons with

disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities and significant health issues. A 1% change in the Disability Assistance annual average caseload or average cost per case will affect expenditures by approximately $7.5 million annually.

Total annual average caseload (#)	128,726	128,726	The average cost per case is sensitive to the composition of the caseload, and reported income.
Adult Community Living:
Residential Services:			The adult community living caseload
Average caseload (#)	5,375	5,375	is sensitive to the pressures of an
Average cost per client ($)	68,965	69,085	aging population. A 1% increase in
Day Programs:			the adult caseload will increase
Average caseload (#)	12,358	12,369	expenditures by approximately $2.9
Average cost per client ($)	19,941	19,812	million.
Public Safety and Solicitor General ($ millions)	661	661	The volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.
Emergency Program Act ($ millions)	21	21	The number and severity of natural disasters.
Management of Public Funds and Debt ($ millions)	1,186	1,183	Full year impact on MoPD interest
Interest rates for new provincial borrowing:			costs from a 1% change in interest
Short-term	0.28%	0.26%	rates equals $19 million; a $100
Long-term	4.35%	4.20%	million increase in debt level equals
CDN/US exchange rate (cents)	112.0	108.8	$2 million.
Service delivery agency net spending ($ millions)	4,677	4,598
School districts	325	329
Post-secondary institutions	2,250	2,235
Health authorities and hospital societies	749	708
BC Transportation Financing Authority	823	824
Other service delivery agencies	530	502

Table A.7    2009/10 Full-Time Equivalents (FTEs) (1)

	2009/10			Actual
FTEs	Budget	Forecast	Variance	2008/09
Ministries and special offices (consolidated revenue fund)	32,017	31,714	(303)	31,874
Service delivery agencies (2)	4,410	4,410	—	4,403
Total FTEs	36,427	36,124	(303)	36,277

(1)          Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

(2)          Service delivery agencies FTE amounts do not include SUCH sector staff employment.

Second Quarterly Report 2009/10

Appendix

Table A.8    2009/10 Capital Spending

	Year-to-Date to September 30				Full Year
	2009/10			Actual	2009/10			Actual
($ millions)	Budget	Actual	Variance	2008/09	Budget	Forecast	Variance	2008/09
Taxpayer-supported
Education
Schools (K–12)	254	265	11	215	508	502	(6)	413
Post-secondary	349	254	(95)	288	697	716	19	658
Health	513	346	(167)	252	1,025	1,023	(2)	892
BC Transportation Financing Authority	615	545	(70)	487	1,230	1,208	(22)	881
BC Transit	83	42	(41)	32	167	167	—	77
Vancouver Convention Centre expansion project	26	26	—	140	39	39	—	242
BC Place rejuvenation	103	42	(61)	8	148	99	(49)	45
Government operating (ministries)	194	105	(89)	84	398	387	(11)	430
Other (1)	108	35	(73)	42	217	184	(33)	140
Capital spending contingencies	—	—	—	—	300	373	73	—
Total taxpayer-supported	2,245	1,660	(585)	1,548	4,729	4,698	(31)	3,778

Self-supported
BC Hydro	814	769	(45)	652	1,695	2,415	720	1,400
BC Transmission Corporation	8	6	(2)	7	22	19	(3)	19
Columbia River power projects (2)	12	8	(4)	16	166	26	(140)	32
Transportation Investment Corporation (Port Mann)	285	460	175	—	594	619	25	165
BC Rail	34	5	(29)	3	69	47	(22)	10
ICBC	17	11	(6)	10	38	25	(13)	22
BC Lotteries	79	44	(35)	26	100	100	—	97
Liquor Distribution Branch	12	7	(5)	3	21	21	—	17
Total self-supported	1,261	1,310	49	717	2,705	3,272	567	1,762
Total capital spending	3,506	2,970	(536)	2,265	7,434	7,970	536	5,540

(1)	Includes BC Housing Management Commission, Provincial Rental Housing Corporation, Rapid Transit Project 2000, BC Transit and other service delivery agencies.
(2)	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Second Quarterly Report 2009/10

Appendix

Table A.9    Capital Expenditure Projects Greater Than $50 million (1)

Note: Information in bold type denotes changes from the September Update.

	Projected		Total Costs	Projected	Total	Project Financing
($ millions)	Completion Date		to Sept. 30, 2009	Costs to Complete	Capital Costs	Internal/ Debt	Federal Government	Other Contributions
Taxpayer-supported
K–12 Schools
Revelstoke Elementary and Secondary	Fall 2011		1	60	61	61	—	—
Chilliwack Secondary	Fall 2012		1	57	58	58	—	—
Burnaby Central Secondary	Spring 2012		4	60	64	64	—	—
Centennial Secondary	Fall 2014		—	62	62	62	—	—
Alberni District Secondary	Fall 2011		2	56	58	58	—	—
Total K–12 schools			8	295	303	303	—	—
Post secondary facilities
University of British Columbia
– Pharmaceutical Sciences and Centre for Drug Research & Development	Fall 2013		1	132	133	86	—	47
Health facilities
Surrey Outpatient Facility
– Government direct cost	Spring 2011		7	58	65	65	—	—
– P3 contract	Spring 2011		90	82	172	172	—	—
Victoria Royal Jubilee Hospital - Patient Care Centre
– Government direct cost	Winter 2011		65	85	150	23	—	127
– P3 contract	Winter 2011		89	110	199	199	—	—
Fort St. John Hospital and Residential Care
– Government direct cost	Spring 2012		40	225	265	169	—	96
– P3 contract	Spring 2012		—	33	33	33	—
Expansions to Kelowna General and Vernon Jubilee Hospitals
– Government direct cost	Fall 2012		105	170	275	26	—	249
– P3 contract	Fall 2012		41	117	158	158	—	—
Northern Cancer Centre initiative (2)	Winter 2012		3	100	103	100	—	3
Surrey Emergency/Critical Care Tower (2)	Winter 2014		5	512	517	497	—	20
Total health facilities			445	1,492	1,937	1,442	—	495
Transportation
Pitt River Bridge	Winter 2009		197	5	202	110	90	2
Sea-to-Sky Highway
– Government direct cost	Fall 2009	(3)	220	16	236	234	—	2
– P3 contract	Summer 2009		561	—	561	561	—	—
William R. Bennett Bridge
– P3 contract	Fall 2008	(4)	183	5	188	188	—	—
South Fraser Perimeter Road	Winter 2012		409	719	1,128	763	365	—
Sierra Yoyo-Desan Road upgrade	Fall 2011		23	164	187	187	—	—
Total transportation			1,593	909	2,502	2,043	455	4
Other
Vancouver Convention Centre expansion project	Summer 2009	(3)	811	18	829	487	222	120
BC Place rejuvenation (5)	Summer 2011		87	476	563	563	—	—
Integrated Case Management System	Spring 2012		29	78	107	107
Lower Mainland Pre-Trial Centre	TBD	(6)	—	130	130	130	—	—
Total other			927	702	1,629	1,287	222	120
Total taxpayer-supported			2,974	3,530	6,504	5,161	677	666

Second Quarterly Report 2009/10

Appendix

Table A.9    Capital Expenditure Projects Greater Than $50 million (1) (continued)

Note: Information in bold type denotes changes from the September Update.

	Projected		Total Costs	Projected	Total	Project Financing
($ millions)	Completion Date		to Sept. 30, 2009	Costs to Complete	Capital Costs	Internal/ Debt	Federal Government	Other Contributions
Self-supported
Transportation
Port Mann Bridge / Highway (1)	Winter 2013		625	2,694	3,319	3,168	—	151
Power generation and transmission
BC Hydro
– Mica Dam – generator stator replacement	Fall 2009		83	14	97	97	—	—
– Peace Canyon Dam – generator stator replacement and rotor modification	Fall 2009		69	17	86	86	—	—
– Aberfeldie redevelopment	Spring 2009	(3)	93	2	95	95	—	—
– GM Shrum G1–G4 stator replacement	Fall 2010		65	32	97	97	—	—
– Peace Canyon G1–G4 turbine overhaul	Fall 2009		42	13	55	55	—	—
– Revelstoke Unit 5 generation (6)	Fall 2011		161	189	350	350	—	—
– Cheakamus spillway gate reliability upgrade	Fall 2011		29	44	73	73	—	—
– Mica Dam gas insulated switchgear replacement (7)	Summer 2013		10	190	200	200	—	—
– Fort Nelson generating station upgrade (7)	Fall 2011		9	156	165	165	—	—
– Vancouver Island transmission reinforcement (8)	Winter 2008	(3)	303	3	306	306	—	—
– Interior to Lower Mainland transmission line (8)	Fall 2014		34	565	599	599	—	—
– Central Vancouver Island transmission line (8)	Fall 2010		12	79	91	91	—	—
– Vancouver City Central transmission (8)	Spring 2012		7	194	201	201	—	—
– Columbia Valley transmission (8)	Fall 2012		2	143	145	145	—	—
– Southern Interior series compensation (8)	Fall 2013		1	60	61	61	—	—
– Northwest transmission line (8)	Winter 2012		—	404	404	274	130	—
Total power generation and transmission			920	2,105	3,025	2,895	130	—
Total self-supported			1,545	4,799	6,344	6,063	130	151
Total $50 million projects			4,519	8,329	12,848	11,224	807	817

(1)

Only projects that have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may include projects that still require final approval. Capital costs reflect current government accounting policy.

(2)	Figures shown are based on preliminary Treasury Board approvals. These amounts will change after P3 contracts are finalized.
(3)	Assets have been put into service and only trailing costs remain.
(4)	The William R. Bennett Bridge was opened for traffic in May 2008. Decommissioning of the old bridge is forecast to be complete in Summer 2010
(5)	BC Place rejuvenation includes $458 million to install a retractable roof and $105 million to refurbish the facilities. Total costs may change as financing decisions are finalized.
(6)	Project completion date is to be determined pending Treasury Board approval of the business case and based on the site location selected using the Mayoral review panel recommendation.
(7)	Total costs and completion dates for these projects vary depending on the final scope. Information presented represents the highest cost estimates and latest completion dates.
(8)	Assets are owned by BC Hydro and managed by BC Transmission Corporation.

Second Quarterly Report 2009/10

Appendix

Table A.10    2009/10 Provincial Debt (1)

	Year-to-Date to September 30				Full Year
	2009/10			Actual	2009/10			Actual
($ millions)	Budget	Actual	Variance	2008/09	Budget	Forecast	Variance	2008/09
Taxpayer-supported debt
Provincial government operating	6,379	5,635	(744)	6,544	8,250	7,832	(418)	6,455
Other taxpayer-supported debt (mainly capital)
Education (2)
Schools	5,685	5,615	(70)	4,997	5,571	5,568	(3)	5,189
Post-secondary institutions	3,730	3,657	(73)	3,360	3,816	3,820	4	3,493
	9,415	9,272	(143)	8,357	9,387	9,388	1	8,682
Health (2),(3)	4,154	4,092	(62)	3,395	4,115	4,105	(10)	3,757
Highways and public transit
BC Transportation Financing Authority (4)	4,756	4,749	(7)	4,149	5,325	5,336	11	4,586
Public transit	991	991	—	924	988	988	—	931
SkyTrain extension	1,154	1,154	—	1,153	1,154	1,154	—	1,154
BC Transit	128	108	(20)	82	151	153	2	94
	7,029	7,002	(27)	6,308	7,618	7,631	13	6,765
Other
Social housing (5)	333	280	(53)	258	431	363	(68)	286
Homeowner Protection Office	153	159	6	145	146	146	—	150
BC Pavilion Corporation	25	30	5	—	75	75	—	—
BC Immigrant Investment Fund	287	284	(3)	287	297	297	—	287
Other (6)	142	64	(78)	61	274	361	87	64
	940	817	(123)	751	1,223	1,242	19	787
Total other taxpayer-supported	21,538	21,183	(355)	18,811	22,343	22,366	23	19,991
Total taxpayer-supported debt	27,917	26,818	(1,099)	25,355	30,593	30,198	(395)	26,446
Self-supported debt
Commercial Crown corporations
BC Hydro	9,581	9,663	82	8,443	10,106	10,832	726	9,054
BC Transmission Corporation	81	80	(1)	80	70	75	5	70
Columbia River power projects (7)	266	202	(64)	214	383	208	(175)	208
BC Lotteries	28	85	57		83	83	—	—
Transportation Investment Corporation (Port Mann)	389	468	79		712	733	21	20
Liquor Distribution Branch	1	1	—	2	1	1	—	1
Post-secondary institutions’ subsidiaries	134	134	—	108	134	134	—	134
	10,480	10,633	153	8,847	11,489	12,066	577	9,487
Warehouse borrowing program	2,042	2,064	22	299	—	—	—	2,081
Total self-supported debt	12,522	12,697	175	9,146	11,489	12,066	577	11,568
Forecast allowance	—	—	—	—	250	125	(125)	—
Total provincial debt	40,439	39,515	(924)	34,501	42,332	42,389	57	38,014

(1)

Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)

Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(3)	Health facilities’ debt includes public-private partnership obligations of $584 million for the six months ended September 30, 2009 and $697 million for fiscal 2009/10.
(4)	BC Transportation Financing Authority’s debt includes public-private partnership obligations of $805 million for the six months ended September 30, 2009 and $797 million for fiscal 2009/10.
(5)	Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.
(6)

Includes service delivery agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs and loan guarantee provisions.

(7)	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Second Quarterly Report 2009/10

Appendix

Table A.11    2009/10 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	September 30,	March 31,
($ millions)	2009	2009	2010
Financial assets
Cash and temporary investments	5,226	3,803	2,748
Other financial assets	7,405	7,642	8,473
Sinking funds	2,134	1,284	1,335
Investments in commercial Crown corporations:
Retained earnings	5,738	6,742	6,586
Recoverable capital loans	9,149	10,301	11,728
	14,887	17,043	18,314
Warehouse borrowing program assets	2,081	2,064	—
	31,733	31,836	30,870
Liabilities
Accounts payable and accrued liabilities	7,409	6,831	7,996
Deferred revenue	9,168	10,056	9,747
Debt:
Taxpayer-supported debt	26,446	26,818	30,198
Self-supported debt	11,568	12,697	12,066
Forecast allowance	—	—	125
Total provincial debt	38,014	39,515	42,389
Add: debt offset by sinking funds	2,134	1,284	1,335
Less: guarantees and non-guaranteed debt	(452)	(444)	(432)
Financial statement debt	39,696	40,355	43,292
	56,273	57,242	61,035
Net liabilities	(24,540)	(25,406)	(30,165)
Capital and other non-financial assets
Tangible capital assets	30,679	31,393	33,473
Other non-financial assets	780	835	836
	31,459	32,228	34,309
Accumulated surplus (deficit)	6,919	6,822	4,144

Changes in Financial Position

	Year-to-Date	Forecast
	September 30,	March 31,
($ millions)	2009	2010

(Surplus) deficit for the period	597	2,775
Comprehensive income (increase) decrease	(500)	—
(Increase) decrease in accumulated surplus	97	2,775
Capital and other non-financial asset changes:
Increase in taxpayer-supported capital investments	1,660	4,698
Less: amortization and other accounting changes	(946)	(1,904)
Change in net capital assets	714	2,794
Increase (decrease) in other non-financial assets	55	56
	769	2,850
Increase (decrease) in net liabilities	866	5,625
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	(1,423)	(2,478)
Increase in total investment in commercial Crown corporations:
Increase (decrease) in retained earnings	1,004	848
Self-supported capital investments	1,310	3,272
Less: loan repayments and other accounting changes	(158)	(693)
	2,156	3,427
Other working capital changes	(940)	(2,978)
	(207)	(2,029)
Increase (decrease) in financial statement debt	659	3,596
(Increase) decrease in sinking fund debt	850	799
Increase (decrease) in guarantees and non-guaranteed debt	(8)	(20)
Increase (decrease) in total provincial debt	1,501	4,375

Second Quarterly Report 2009/10